FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of January 23, 2007

SIGNET GROUP plc
(Translation of registrant's name into English)

15 Golden Square
London W1F 9JG
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares                Signet Group PLC
to which voting rights are attached:

2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights                                                                  X

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):___________________________

3. Full name of person(s) subject to the notification obligation:        Capital International Limited, affiliate
                                                                            of the Capital Group Companies Inc

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is
crossed or reached if different):                                                       Not stated

6. Date on which issuer notified:                                               23-Jan-2007

7. Threshold(s) that is/are crossed or reached:                             3% and at 1% intervals thereafter

8. Notified details:

A: Voting rights attached to shares:

Class/type of      Situation previous to the        Resulting situation after the triggering transaction
shares             Triggering transaction

if possible
using the ISIN
CODE

                   Number of       Number of        No of      Number of voting rights     % of voting rights
                   Shares          Voting Rights    shares

                                                    Direct     Direct      Indirect        Direct       Indirect

 Ordinary Share    128,249,281     128,249,281                             119,662,533                  6.971

GB0000403740

B: Financial Instruments:

Resulting situation after the triggering transaction

Type of financial         Expiration       Exercise/ Conversion       Number of voting rights      % of voting
instrument                date             Period/ Date               that may be acquired if      rights
                                                                      the instrument is
                                                                      exercised/ converted.

          N/A

Total (A+B)

Number of voting rights                                   % of voting rights

119,662,533                                               6.971

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

State Street Nominees Limited - 1,288,900 shares

Bank of New York Nominees - 26,741,652 shares

Northern Trust - 14,224,122 shares

Chase Nominees Limited - 26,500,207 shares

Midland Bank plc - 2,315,400 shares

Bankers Trust - 770,000 shares

Barclays Bank - 345,500 shares

Citibank London - 367,700 shares

Morgan Guaranty - 2,958,400 shares

Nortrust Nominees - 16,645,624 shares

MSS Nominees - 290,000 shares

State Street Bank & Trust Co - 12,038,008 shares

Lloyds Bank - 154,500 shares

Citibank - 455,500 shares

Citibank NA - 163,200 shares

Deutsche Bank AG - 124,000 shares

Chase Manhattan Nominee Ltd - 504,200 shares

HSBC Bank plc - 8,177,700 shares

Mellon Bank N.A. - 1,543,500 shares

KAS UK - 651,720 shares

Mellon Nominees (UK) Limited - 606,900 shares

Bank One London - 1,770,100 shares

JP Morgan Chase Bank - 379,300 shares

Fortis Bank - 46,400 shares

Metzler Seel Sohn & Co - 534,000 shares

Bayerische Hypo Und Vereinsbank AG - 66,000 shares

Proxy Voting:

10. Name of the proxy holder:                                            N/A

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:    Mark Jenkins - Signet Group plc

15. Contact telephone number:                      0870 90 90 301

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                             By: /s/ Walker Boyd

                                                              Name: Walker Boyd
                                                                          Title: Group Finance Director

Date:   January 23, 2007